KIRKLAND LAKE GOLD REPORTS RECORD OPERATING AND FINANCIAL RESULTS IN 2019 AND Q4 2019

Toronto, Ontario - February 20, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the fourth quarter (“Q4 2019”) and full-year (“2019”) 2019. For both periods, the Company achieved record production, unit costs and adjusted net earnings, driven by strong production growth at Fosterville. The Company’s full consolidated financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts are in U.S. dollars, unless otherwise noted.

Key highlights of Q4 2019 results include:

•	Record quarterly production of 279,742 ounces, an increase of 21% from 231,217 ounces in Q4 2018 and 13% higher than 248,400 ounces the previous quarter

•
Best unit cost performance ever with operating cash costs[1] averaging $255/oz compared to $286/oz in Q4 2018 and $287 the previous quarter, while all-in sustaining costs[1] (“AISC”) averaged $512/oz, 10% better than $567/oz in Q4 2018 and a 9% improvement from $562 in Q3 2018

•
Strong revenue growth to $412.4 million, 47% higher than $280.3 million in Q4 2018 and an increase of 8% from $381.4 million the previous quarter; Gold sales in Q4 2019 totaled 278,438 ounces, 23% and 9% higher than Q4 2018 and the previous quarter, respectively

•
Record adjusted net earnings[1]: Adjusted net earnings totaled $185.3 million ($0.88 per share), a 76% increase from Q4 2018 and 11% higher than the previous quarter; Net earnings in Q4 2019 totaled $169.1 million ($0.81 per share) compared to net earnings of $106.5 million ($0.51 per share) in Q4 2018 and $176.6 million ($0.84 per share) in Q3 2019

•
Net cash provided by operating activities increased 19% to $247.1 million from $207.3 million in Q4 2018 and compared to $316.8 million the previous quarter with the reduction mainly related to changes in non-cash working capital

•	Free cash flow[1] increases 48% in Q4 2019 to $132.8 million versus $89.6 million in Q4 2018 and record free cash flow of $181.3 million in Q3 2019

•	Significant growth in EBITDA[1,2] to $285.6 million, 52% higher than $187.8 million in Q4 2018 and compared to $296.4 million the previous quarter

•	Cash at December 31, 2019 of $707.2 million, 113% increase from $332.2 million at December 31, 2018, and 15% higher than $615.8 million at September 30, 2019

•
Strong focus on shareholder returns in Q4 2019: Dividend increased 50% to $0.06 per share, which was paid on January 13, 2020 to shareholders of record on December 31, 2019; 727,200 shares repurchased through normal course issuer bid (“NCIB”) in Q4 2019 for $30.0 million (C$39.5 million).

Key highlights of 2019 results include:

•	Record full-year operating results

◦	Production of 974,615 ounces, 35% increase from 2018 (2019 Guidance: 950,000 - 1,000,000 ounces)

◦	Production costs in 2019 totaled $281.0 million versus $267.4 million in 2018

◦	Operating cash cost per ounce sold[1] of $284/oz, 22% improvement from 2018 (2019 Guidance: 285 - $305/oz)

◦	AISC per ounce sold[1] of $564, 18% better than 2018 (2019 Guidance: $520 - $560).

•	Record full-year financial results

◦	Net earnings of $560.1 million ($2.67/share), 104% increase from $273.9 million ($1.30/share) in 2018

◦	Adjusted net earnings[1] of $576.4 million ($2.74/share), 110% higher than $273.9 million ($1.30/share) in 2018

◦	Net cash provided by operating activities of $919.4 million, 68% growth from $548.8 million in 2018

◦	Free cash flow[1] totaling $463.0 million, 81% higher than $255.2 million in 2018

◦	Revenue of $1,380 million, 51% growth from $915.9 million in 2018

◦	EBITDA[1,2] of $969.4 million, 82% increase from $531.6 million in 2017.

•	Strong focus on shareholder returns in 2019

◦	Quarterly dividend increased twice, to $0.04 per share (from C$0.04 per share) for second quarter 2019 dividend, then to $0.06 per share for Q4 2019 dividend

◦	Repurchased 1,127,000 common shares through NCIB during 2019 for total of $42.8 million (C$56.7 million).

•	Acquisition of Detour Gold Corporation

◦	Adds 14.8 million ounces in open-pit Mineral Reserves, 3.9 million ounces of open-pit Measured and Indicated Mineral Resources and 1.1 million ounces of open-pit Inferred Mineral Resources

◦	Produced 601,566 ounces in 2019

◦	Significant potential for growth in Mineral Reserves, increased production and improved unit costs.

(1)	See “Non-IFRS Measures” later in this press release and on pages 39 - 45 of the MD&A for the year ended December 31, 2019.

(2)	Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “2019 was a year of record operating and financial performance for Kirkland Lake Gold driven largely by strong production growth at Fosterville at very low unit costs. We also continued to demonstrate an ability to generate substantial amounts of operating and free cash flow, which resulted in a rapid buildup in our cash position. We more than doubled our cash during the year at the same time that we incurred higher growth capital expenditures, reflecting significant progress at a number of key projects, including our #4 shaft project at Macassa. The #4 shaft project is advancing extremely well and we now have the potential to complete the project early at a lower total capital cost. We also put our cash to use in 2019 to reward shareholders through dividend increases and share repurchases. We plan to substantially increase these efforts, including doubling our quarterly dividend, to $0.125 per share, effective the second quarter of 2020, and committing to buying back 20 million shares over the next 12 – 24 months. We will reward our shareholders through these initiatives, while still being able to fund our growth internally given the strength of our balance sheet and the significant cash flow that our operations generate.

“Looking ahead, the addition of Detour is a major milestone for our company. With the completion of the acquisition on January 31, 2020, we now move forward with three highly-competitive, free cash flow generating assets, Macassa and Detour Lake in Norther Ontario and Fosterville in Victoria, Australia. Collectively, these three operations are expected to produce around 1.4 million ounces this year, at unit costs and on a scale that will position us to generate well over half a billion dollars of free cash flow this year. Given the quality of Macassa, Detour Lake and Fosterville, we have decided to designate our Holt Complex in Northern Ontario and assets in the Northern Territory of Australia as non-core and will be considering strategic options to the maximize value of these assets. As a company, we are very committed to value creation. With our three high-quality assets, we expect to combine industry-leading operating and financial results, continued progress with growth projects and ongoing exploration success in order to reverse the recent performance of our shares and once again be a top performing stock as we have been over the last three years.”

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and twelve months ended December 31, 2019 and 2018.

Table 1. Financial Highlights

(in thousands of dollars, except per share amounts)	Three Months ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$412,379	$280,320	$1,379,988	$915,911
Production costs	71,169	64,604	281,034	267,432
Earnings before income taxes	232,042	149,336	798,182	394,310
Net earnings	$169,135	$106,535	$560,080	$273,943
Basic earnings per share	$0.81	$0.51	$2.67	$1.30
Diluted earnings per share	$0.80	$0.50	$2.65	$1.29
Cash flow from operating activities	$247,100	$207,283	$919,390	$548,790
Cash investment on mine development and PPE	$114,319	$117,712	$456,423	$293,590

Table 2. Operating Highlights

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018
Tonnes milled	462,372	412,260	1,670,478	1,671,401
Grade (g/t Au)	19.1	17.8	18.5	13.9
Recovery (%)	98.3%	97.8%	98.1%	96.9%
Gold produced (oz)	279,742	231,217	974,615	723,701
Gold Sold (oz)	278,438	225,692	979,734	722,277
Average realized price ($/oz sold)(1)	$1,481	$1,237	$1,405	$1,263
Operating cash costs per ounce ($/oz sold)(1)	$255	$286	$284	$362
AISC ($/oz sold)(1)	$512	$567	$564	$685
Adjusted net earnings(1)	$185,303	$105,010	$576,414	$273,969
Adjusted net earnings per share(1)	$0.88	$0.50	$2.74	$1.30
Free cash flow(1)	$132,781	$89,571	$462,967	$255,200

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Revenue

Change in revenue for any period is derived from two factors, the increase or decrease in sales volumes (volume impact) and the average realized price of gold (rate impact). In FY 2019, revenue totaled $1,380.0 million, an increase of $464.1 million or 51% from FY 2018. Of the growth in revenue, $325 million related to a 36% increase in gold sales, to 979,734 ounces, with higher sales levels at Fosterville accounting for the increase. An 11% increase in the average realized gold price, to $1,405 per ounce in FY 2019 versus $1,263 per ounce in FY 2018, provided the remaining $139 million of the increase in revenue year over year.

Revenue in Q4 2019 totaled $412.4 million, an increase of $132.1 million or 47% from $280.3 million in Q4 2018. Increases in both gold sales and the average realized price both contribution significantly to the improvement. The average realized price in Q4 2019 was $1,481, a 20% improvement from the same period in 2018, which resulted in $67 million of additional revenue in Q4 2019. A 23% increase in gold sales, to 278,438 ounces, driven mainly by the impact of higher grades at Fosterville on production and sales levels, contributed the remaining $65 million of revenue growth in Q4 2019 versus Q4 2018. Compared to the previous quarter, revenue increased $30.9 million or 8% from $381.4 million in Q3 2019. The increase in revenue was entirely from higher sales volumes, which increased 9% from 256,276 ounces in Q3 2019. The average realized gold price in Q4 2019 was unchanged from the previous quarter.

Net Earnings and Adjusted Net Earnings

Full-Year

Net Earnings

Net earnings in FY 2019 totaled $560.1 million or $2.67 per share, which compared to net earnings of $273.9 million or $1.30 per share in FY 2018. The most significant factor accounting for the 104% increase in earnings per share was the 51% increase in revenue in FY 2019, which had a favourable impact on the change in earnings per share of $1.56 ($1.09 related to the increase in sales volumes and $0.47 to the increase in the average realized gold price).

Other factors that contributed to the increase in earnings per share included a $0.11 per share favourable impact from a reduction in expensed exploration costs in FY 2019 versus FY 2018. The reduction in expensed exploration costs resulted from a review of the Company's drilling programs in the second quarter of 2019, which resulted in a determination that, based on the extent to which the Company’s drilling is being completed contiguous to, and for the purpose of extending existing mining areas, a greater proportion of expenditures were evaluation in nature and as should be capitalized rather than expensed. Total exploration and evaluation expenditures in FY 2019, including both expensed and capitalized expenditures, increased 63%, to

$159.2 million from $97.9 million the previous year, with capitalized expenditures accounting for $125.7 million of FY 2019 exploration and evaluation expenditures versus $31.3 million in FY 2018.

A reduction in the Company’s effective tax rate, to 29.8% in FY 2019 versus 30.5% the previous year, contributed an additional $0.02 to earnings per share growth year over year. Total income taxes in FY 2019 were $238.1 million, of which $189.6 million was current income tax expense and $48.5 million was deferred tax expense. During FY 2018, the Company recognized $40.7 million of current income tax expense and $79.6 million of deferred income tax expense. The significant amount of deferred income tax expense in FY 2018 resulted from the utilization of $53.3 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense.

Partially offsetting the factors contributing to an increase in earnings were higher operating expenses, an other loss in FY 2019 versus other income in FY 2018, and increased Corporate G&A costs. Depletion and depreciation costs, production costs and royalty expense all increased in FY 2019 compared to FY 2018. The level of these expenses is linked to production and sales volumes, with higher levels in FY 2019 largely resulting from growth of 35% and 36%, respectively, in total production and sales year over year.

Other loss of $18.8 million (before income taxes) mainly reflected $16.2 million (before income taxes) of foreign exchange losses in FY 2019, largely reflecting the strengthening of the Canadian dollar relative to the US and Australian dollars during the year. The primary factor driving other income of $5.1 million (before income taxes) in FY 2018 resulted from foreign exchange gains of $16.9 million (before income taxes) due to the Australian and Canadian dollars weakening against the US dollar during FY 2018, which was only partially offset by a pre-tax $10.9 million mark-to-market loss of fair valuing the Company’s warrant investments during the year. The $18.8 million other loss in FY 2019 versus $5.1 million of other income in FY 2018 had a $0.08 unfavourable on the year over year change in earnings per share.

Corporate G&A expense in FY 2019, on a pre-tax basis, totaled $45.4 million (including $9.3 million of share-based payment expense) versus $31.6 million (including $5.5 million of share-based payment expense) in FY 2018. The increase in Corporate G&A expense reduced earnings per share by $0.03 in FY 2019. Higher Corporate G&A expense in FY 2019 largely reflected related to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth. The increase in share-based payment expense in FY 2019 largely resulted from share-price appreciation, resulting in greater mark-to-market values for the Company’s outstanding deferred share units, restricted share units and performance share units.

Adjusted Net Earnings

Adjusted net earnings in FY 2019 totaled $576.4 million or $2.74 per share versus net earnings of $560.1 million or $2.67 per share. The primary difference between adjusted net earnings and net earnings in FY 2019 related to the exclusion from adjusted net earnings of $16.2 million ($12.9 million after tax) of foreign exchange losses, resulting from fluctuations in the Canadian and Australian dollars against the US dollar. In FY 2018, adjusted net earnings totaled $274.0 million or $1.30 per share, which compared to net earnings of $273.9 million or $1.30 per share. The difference between adjusted net earnings and net earnings in FY 2018 resulted from the exclusion from adjusted net earnings of $10.9 million ($9.4 million after tax) of mark-to-market losses on the fair valuing of the Company’s warrants, $16.9 million ($13.2 million after tax) of foreign exchange gains to align with the foreign exchange adjustment made in FY 2019 as well as $5.4 million ($3.8 million of after income taxes) related to purchase price allocation adjustments on inventory.

Q4 2019

Net earnings in Q4 2019 totaled $169.1 million or $0.81 per share, which compared to net earnings of $106.5 million or $0.51 per share in Q4 2018. Strong revenue growth was the primary factor contributing to the increase in net earnings from Q4 2019. The 47% increase in revenue, to $412.4 million, increased earnings per share by $0.46 in Q4 2019 versus Q4 2018, with both a higher realized gold price and increased sales volumes each contributing approximately $0.23 per share to the increase. Other factors contributed to higher earnings were a $0.02 per share favourable contribution from reduced expensed exploration costs and a $0.01 per share favourable impact from a lower effective tax rate in Q4 2019 compared to the same period in 2018. The Q4 2019 effective tax rate was 27.1% versus 28.7% in Q4 2018, with the reduction largely resulting from a reduced deferred tax expense of $0.5 million in Q4 2019, mainly due to revision of estimates in Q4 2019. The Company had current income tax expense in Q4 2019 of $62.4 million. In Q4 2018, current income tax expense totaled $17.1 million with deferred income tax expense of $25.7 million.

Factors that reduced net earnings per share in Q4 2019 versus Q4 2018 included a pre-tax other loss of $25.2 million versus $1.2 million (pre-tax) of other income for the same period a year earlier, as well as higher levels of operating expenses, including depletion and depreciation, production costs and royalty expense, as well as increased Corporate G&A costs. The other loss in Q4 2019 mainly reflected foreign exchange losses, while higher operating expenses mainly resulted from increased production and sales volumes. Growth in Corporate G&A was due to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth.

Net earnings in Q4 2019 compared to net earnings of $176.6 million or $0.84 per share in the previous quarter. A significant factor impacting the change in earnings per share quarter over quarter was a $0.14 unfavourable impact from a pre-tax other loss of $25.2 million in Q4 2019, which compared to $13.9 million of pre-tax other income in Q3 2019. Both the other loss in Q4 2019 and other income in Q3 2019 related to foreign exchange, with there being $23.3 million ($16.1 million after tax) of foreign exchange gains in Q4 2019, reflecting fluctuations of the Canadian and Australian dollar against the US dollar, and a $13.7 million ($9.1 million after tax) foreign exchange gain the previous quarter. Increases in depletion and depreciation expense, production costs and Exploration expense also contributed to lower net earnings and earnings per share versus Q3 2019.

Having a favourable impact on net earnings and earnings per share was the 8% increase in revenue quarter over quarter, to $412.4 million in Q4 2019, which increased earnings per share by $0.11 from Q3 2019 and was all related to higher sales volumes. A lower effective tax rate also contributed favourably to earnings. The effective tax rate in Q4 2019 of 27.1% compared to an effective tax rate of 30.5% in Q3 2019. The lower effective tax rate had a $0.05 positive impact on earnings per share in Q4 2019 compared to Q3 2019.

Adjusted Net Earnings

Adjusted net earnings in Q4 2019 totaled $185.3 million or $0.88 per share versus net earnings for the same period of $169.1 million or $0.81 per share. The primary difference between adjusted net earnings and net earnings in Q4 2019 related to the exclusion from adjusted net earnings of $23.3 million ($16.1 million after tax) of foreign exchange losses resulting from fluctuations in the Canadian and Australian dollars against the US dollar. In Q4 2018, adjusted net earnings totaled $105.0 million or $0.50 per share, which compared to net earnings of $106.5 million or $0.51 per share. The difference between adjusted net earnings and net earnings in Q4 2018 related to the exclusion from adjusted net earnings of a $3.5 million mark-to-market gain ($3.1 million after tax) related to the fair valuing of the Company’s warrants and $5.9 million ($4.9 million after tax) of foreign exchange revaluation gains to align with the foreign exchange adjustment made in Q4 2019. Adjusted net earnings in Q3 2019 totaled $167.5 million or $0.80 per share versus net earnings for the same period of $176.6 million or $0.84 per share. The difference between adjusted net earnings and net earnings in Q3 2019 is due to the exclusion of foreign exchange gains of $13.7 million($9.1 million after tax) to align with the foreign exchange adjustment made in Q4 2019.

Table 3. Review of Financial Performance

(in thousands except per share amounts)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018

Revenue	$412,379	$280,320	$1,379,988	$915,911

Production costs	(71,169)	(64,604)	(281,034)	(267,432)
Royalty expense	(11,002)	(7,583)	(36,432)	(26,418)
Depletion and depreciation	(52,865)	(37,318)	(168,921)	(133,718)
Earnings from mine operations	277,343	170,815	893,601	488,343

Expenses
General and administrative(1)	(10,576)	(9,316)	(45,365)	(31,565)
Transaction costs	(1,236)	—	(1,236)	—
Exploration	(9,336)	(13,807)	(33,469)	(66,614)
Care and maintenance	(239)	(1,626)	(1,191)	(3,081)
Earnings from operations	255,956	146,066	812,340	387,083

Finance and other items
Other income (loss), net	(25,166)	1,235	(18,817)	5,130
Finance income	1,948	3,139	6,941	5,714
Finance costs	(696)	(1,104)	(2,282)	(3,617)

Earnings before income taxes	232,042	149,336	798,182	394,310
Current income tax expense	(62,414)	(17,070)	(189,572)	(40,743)
Deferred income tax expense	(493)	(25,731)	(48,530)	(79,624)

Net earnings	$169,135	$106,535	$560,080	$273,943

Basic earnings per share	$0.81	$0.51	$2.67	$1.30
Diluted earnings per share	$0.80	$0.50	$2.65	$1.29

(1)
General and administrative expense for 2019 and Q4 2019 (2018 and Q4 2018) include general and administrative expenses of $36.3 million and $10.1 million ($26.3 million and $8.0 million in 2018) and share based payment expense of $9.0 million and $0.5 million ($5.2 million and $1.3 million 2018).

Cash Flow

Full Year 2019

Cash totaled $707.2 million at December 31, 2019, an increase of $375.0 million or 113% from December 31, 2018. The increase in cash mainly reflected $919.4 million of net cash provided by operating activities for the quarter, which compared to $548.8 million. The increase from FY 2018 resulted from strong growth in earnings as well as the impact of higher non-cash expenses, such as depletion and depreciation costs. These factors were only partially offset by higher cash income taxes paid and changes in non-cash working capital, which was a use of cash in FY 2019 and a source of cash the previous year.

Net cash used in investing activities for FY 2019 totaled $466.9 million, an increase of $109.4 million or 31% from FY 2018. The increase reflected higher levels of growth and sustaining capital expenditures in FY 2019, partially offset by a $31.7 million reduction in cash used for investments in public and private entities during FY 2019 versus FY 2018, as well as the release of $22.2 million of previously restricted cash during the year. During FY 2019, the Company invested $34.4 million in private and public entities, including $24.4 million to acquire 57 million shares (C$0.57 per share) of Wallbridge Mining Company Limited (“Wallbridge”), representing 9.9% of issued and outstanding common shares, as well as 4.1 million additional shares of Bonterra Resources Inc. (“Bonterra”) for $6.4 million. At December 31, 2019, the Company owned a total of 8.5 million shares of Bonterra, representing 11.3% of total issued and outstanding shares.

Net cash used in financing activities for FY 2019 totaled $85.2 million, which compared to $69.0 million for the same period in 2018. The higher level of net cash used for financing activities reflected increases of $13.1 million and $12.0 million related to dividend payments and shares repurchased through the Company’s NCIB, respectively. The Company increased the quarterly dividend twice during FY 2019, including a 50% increase, to $0.06 per share, effective the Q4 2019 dividend payment. During FY 2019, the Company repurchased 1,127,000 shares through the NCIB for $42.8 million (C$56.7 million).

Free cash flow in FY 2019 totaled $463.0 million, an 81% increase from FY 2018, reflecting strong growth in net cash provided by operating activities, which more than offset higher levels of cash used for mineral property additions and additions to property, plant and equipment.

Q4 2019

The Company’s cash balance of $707.2 million at December 31, 2019 increased $91.4 million or 15% from $615.8 million at September 30, 2019. The increase in cash resulted from $247.1 million of net cash being generated from operating activities, which compared to net cash provided by operating activities of $207.3 million in Q4 2018 and $316.8 million the previous quarter. The reduction from Q3 2019 mainly reflected the impact of changes in non-cash working capital, which was a significant use of cash in Q4 2019 and a source of cash in Q3 2019, as well as higher levels of cash income tax paid in Q4 2019 ($21.0 million versus $5.1 million the previous quarter).

The Company’s Q4 2019 and Q3 2019 income tax instalments were based upon the taxable income generated in FY 2018. The Company’s FY 2019 taxable income is expected to be significantly higher as compared to FY 2018 due to increased levels of profitability and the absence of loss carry-forwards to shelter the taxable income generated in FY 2019, as was the case in FY 2018. As a result, the Company anticipates paying tax instalments in the first half of 2020 that are substantially higher than any of the tax instalments made during FY 2019, with the largest instalment expected to be paid in Q2 2020, which could exceed $166 million.

Net cash used for investing activities in Q4 2019 totaled $139.0 million, which related mainly to growth and sustaining capital expenditures, as well as the $24.4 million of cash used to acquire 57 million shares of Wallbridge Mining Company Ltd. Net cash used for financing activities totaled $41.8 million, of which $30.0 million (C$39.5 million) was used to repurchase 727,200 shares through the NCIB, with an additional $8.4 million used for dividend payments.

Free cash flow in Q4 2019 totaled $132.8 million compared to $89.6 million in Q4 2018 and $181.3 million the previous quarter. The change from Q3 2019 resulted from the reduction in net cash provided by operating activities quarter over quarter.

PERFORMANCE AGAINST FULL-YEAR GUIDANCE

Table 4. 2019 Guidance (as at November 6, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	240 - 250	120 - 130	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (3)	$400 - $420	$920 - $940	$130 - $150	$285 - $305
AISC/ounce sold ($/oz) (3)				$520 - $560
Operating cash costs (3)				$290 - $300
Royalty costs				$30 - $35
Sustaining capital(3)				$170 - $190
Growth capital(3)(4)				$175 - $185
Exploration and evaluation(5)				$120 - $140
Corporate G&A(6)				$30 - $35

(1)	Full-year 2019 guidance as at November 6, 2019

(2)
Production and operating cash cost guidance for the Holt Complex for full-year 2019 includes results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
See “Non-IFRS Measures” set out starting on page 39 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.32 and a US$ to A$ exchange rate of 1.43.

(4)
Growth capital expenditure guidance for full-year 2019 excludes $19.8 million of capital expenditures related to the Macassa #4 shaft project, which are being recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018. Growth capital expenditures excludes capitalized exploration.

(5)
Exploration and evaluation expenditures guidance for full-year 2019 include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(6)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Table 5. Full-Year 2019 Results

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	241,297	113,952	619,366	974,615
Operating cash costs/ounce sold ($/oz)(1)	$414	$904	$119	$284
AISC/ounce sold ($/oz)(1)				$564
Operating cash costs(1)				$278.4
Royalty costs				$36.4
Sustaining capital(1)				$192.4
Growth capital(1)(3)				$172.1
Exploration and evaluation(4)				$159.2
Corporate G&A(5)				$36.3

(1)
See “Non-IFRS Measures” set out starting on page 39 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.44.

(2)	Production, cost and expenditure results in 2019 include results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
Growth capital expenditures exclude $19.8 million of capital expenditures related to the Macassa #4 shaft project, which have been recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018. Growth capital expenditures excludes capitalized exploration expenditures.

(4)
Exploration and evaluation expenditures include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are being included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(5)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

•
Gold production for FY 2019 of 974,615 ounces, in the mid-point of the Company’s consolidated production guidance of 950,000 - 1,000,000 ounces. Fosterville exceeded its production guidance for the year of 570,000 - 610,000 ounces, producing 619,366 ounces driven largely by grade outperformance in the Swan Zone during Q4 2019. Production at Macassa totaled 241,297 ounces in FY 2019, which achieved the mine’s production guidance of 240,000 - 250,000 ounces. Production at the Holt Complex totaled 113,952 ounces, below the revised guidance range of 120,000 - 130,000 ounces. Production at Holt Complex was below expected levels due to a slower than expected ramp up at the Hollloway mine as well as lower than planned production at both the Holt and Taylor mines. The Company announced in October 2019 that it is reviewing the future plans of the Holt Complex.

•	Production costs in FY 2019 totaled $281.0 million. Operating cash costs for the full-year were $278.4 million, better than full-year 2019 guidance of $290 - $300 million.

•
Operating cash costs per ounce sold for FY 2019 averaged $284, slightly better than in the low end of full-year 2019 guidance of $285 - $305. For FY 2019, Fosterville's operating cash costs per ounce sold averaged $119, better than the guidance range of $130 - $150. Macassa’s operating cash costs per ounce sold averaged $414, in line with full-year guidance of $400 - $420. Operating cash costs per ounce sold at the Holt Complex averaged $904, below the revised target range of $920 - $940.

•
AISC per ounce sold for FY 2019 averaged $564, above full-year 2019 guidance of $520 - $560, but 18% better than the previous year. The level of AISC per ounce sold compared to guidance reflected higher than planned sustaining capital expenditures at both Macassa and the Holt Complex, mainly related to additional investments for capital development, equipment purchases and infrastructure projects, largely involving enhancements to milling facilities.

•	Royalty costs for FY 2019 totaled $36.4 million compared to full-year 2019 guidance of $30 - $35 million.

•
Sustaining capital expenditures for FY 2019 totaled $192.4 million, slightly higher than revised guidance of $170 - $190 million. The level of sustaining capital expenditures during FY 2019 reflected higher than planned sustaining capital expenditures at Macassa and the Holt Complex.

•
Growth capital expenditures totalled $172.1 million for FY 2019 (excluding capitalized exploration), which compared to revised FY 2019 guidance of $175 - $185 million. Of total growth capital expenditures for FY 2019, Macassa accounted for $113.8 million, with approximately $76.6 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. FY 2019 was the peak year for capital expenditures related to the #4 Shaft project. Surface setup and construction was completed around mid-year and, by December 31, 2019, the shaft had been sunk to a depth of 1,200 feet. Fosterville accounted for $48.4 million of growth capital expenditures for FY 2019, mainly related to the mine’s three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant.

•
Exploration and evaluation expenditures for FY 2019 totaled $159.2 million (including capitalized exploration), which compared to revised full-year 2019 guidance of $120 - $140 million. Of total exploration expenditures, approximately $147.5 million were in Australia, including $109.9 million in the Northern Territory and $37.6 million at Fosterville. Exploration expenditures in the Northern Territory related to an ongoing advanced exploration program, including underground development and drilling in support of a potential resumption of operations. In October 2019, the Company commenced test processing of Lantern Deposit material at the Union Reefs mill as part of the advanced exploration program. Production during Q4 2019 at the Union Reefs mill totaled 8,700 ounces at an average grade of 2.06 g/t. Exploration expenditures in Canada in FY 2019 totaled $11.6 million, of which $5.7 million related to drilling at Macassa largely designed to extend the South Mine Complex and identify and expand high-grade zones along the Amalgamated Break.

•	Corporate G&A expense for FY 2019 totaled $36.3 million compared to revised full-year 2019 guidance of $30 - $35 million.

Table 6. Full-Year 2020 Guidance (as at December 18, 2019)

($ millions unless otherwise stated)	Macassa	Holt Complex	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	120 - 140	590 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$790 - $810	$130 - $150	$300 - $330
AISC/ounce sold ($/oz)(2)				$570 - $630
Operating cash costs ($M)(2)				$310 - $320
Royalty costs ($M)				$58 - $62
Sustaining capital ($M)(2)				$165 - $175
Growth capital ($M)(2)				$70 - $80
Exploration ($M)(3)				$120 - $140
Corporate G&A ($M)(4)				$40 - $45

(1)	Production and unit-cost guidance for 2020 as issued in a press release dated December 18, 2019. The guidance does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 39 of the MD&A for the year ended December 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4)	Includes general and administrative costs. Excludes share-based payment expense.

•
Consolidated gold production in 2020 as at December 18, 2019 was targeted at approximately 950,000 - 1,000,000 ounces, unchanged from full-year 2019 guidance. Production at Fosterville in 2020 is estimated at 590,000 - 610,000 ounces, similar to 2019 guidance of 570,000 - 610,000 ounces and actual production for the year of 619,366 ounces. Production guidance at Macassa in 2020 of 240,000 - 250,000 ounces is unchanged from full-year 2019 guidance and compares to total production in FY 2019 of 241,297 ounces. Production at Holt Complex in 2020 is targeted at 120,000 - 140,000 ounces, which compares to FY 2019 guidance as at November 6, 2019 of 120,000 - 130,000 ounces and total production in FY 2019 of 113,952 ounces. The Company has designated the Holt Complex as a non-core asset and plans to consider strategic options for maximizing the value of the Holt Complex assets.

•	Operating cash costs for 2020 were estimated at $310 - $320 million, which compares to the FY 2019 guidance of $290 - $300 million and FY 2019 operating cash costs of $278.4 million.

•
Operating cash costs per ounce sold in 2020 were expected to average $300 - $330 compared FY 2019 guidance of $285 - $305 and FY 2019 operating cash costs per ounce sold of $284. The Company’s low unit operating cash costs will again be driven by Fosterville, where operating cash costs per ounce sold are targeted at $130 - $150, unchanged from current full-year 2019 guidance and compared to the FY 2019 average of $119, which was better than full-year 2019 guidance based on higher than expected average grades during the year. Operating cash costs per ounce sold at Macassa in 2020 are targeted at $470 - $490, which compares to full-year 2019 guidance of $400 - $420 and the FY 2019 average of $414. The increase in operating cash costs per ounce sold guidance at Macassa in 2020 reflects lower planned grades in 2020, with the FY 2019 grade of 23.7 grams per tonne exceeding target levels due mainly to grade outperformance early in the year in stopes around the 5700 Level of the South Mine Complex (“SMC”). Operating cash costs per ounce sold guidance for 2020 at the Holt Complex is $790 - $810, which compares to FY 2019 guidance of $920 - $940 and average operating cash costs per ounce sold for FY 2019 of $904, with the improvement expected to reflect the impact of higher grades and increased tonnes processed on sales volumes.

•
AISC per ounce sold were targeted to average $570 - $630 in 2020 compared to the FY 2019 average of $564. The anticipated change from the FY 2019 AISC mainly related to higher operating cash costs, an increase in royalty expense resulting from a new royalty applicable to the Fosterville Mine (see Royalty costs below) and higher expected corporate G&A expense.

•
Royalty costs in 2020 were estimated at $58 - $62 million compared to guidance for 2019 of $30 - $35 million and total royalty costs of $36.4 million for FY 2019. Of expected royalty payments in 2020, approximately $40 million relate to Fosterville, of which approximately $24 million results from a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020.

•
Sustaining capital expenditures in 2020 were targeted at $165 - $175 million, which compared to FY 2019 guidance of $170 - 190 million and below the FY 2019 total of $192.4 million. Reduced levels of sustaining capital expenditures are expected at both Fosterville and Macassa

•
Growth capital expenditures were estimated at $70 - $80 million in 2020, a reduction from current full-year 2019 guidance of $175 - $185 million and total FY 2019 growth capital expenditures of $172.1 million. Of planned project capital expenditures in 2020, Macassa is expected to account for $50 - $55 million, with approximately $45 million relating to the #4 shaft project. Project capital expenditures at Fosterville in 2020 are estimated at $20 - $25 million, which compares to FY 2019 growth capital expenditures of $48.4 million. The reduction reflects the completion, or near completion, of a number of major projects in 2019, including the paste fill plant and water treatment plant, with a new ventilation system well advanced as of the end of 2019 and on track for completion early in 2020. In addition to completing the ventilation project, major components of the 2020 capital program at Fosterville include expenditures for the completion of a transformer station upgrade and new gold room/refinery, construction of a new surface refrigeration plant, the installation of a second paste fill delivery hole and the extension of paste fill to Harrier.

•
Exploration expenditures (including both expensed and capitalized expenditures) in 2020 were estimated at $120 - $140 million, the same as FY 2019 guidance and compared to total exploration expenditures for FY 2019 of $159.2 million. Of expected exploration expenditures in 2020, approximately 80% to 85% are expected to be capitalized exploration expenditures. Exploration expenditures at Fosterville are targeted at $70 - $80 million, including $15 - $20 million related to the underground development for a twin 4.8 km underground exploration drive to connect Robbin’s Hill to existing mine infrastructure at Fosterville. The decline is a three-year project that will support underground exploration of Robbin’s Hill and other targets and provide valuable infrastructure for future mine operations. In addition, a total of 230,000 metres of underground and surface drilling are planned at Fosterville in 2020, with the primary targets continuing to be the Lower Phoenix system, Cygnet, Harrier, Robbin’s Hill and a number of regional targets. At Macassa, total capital and expensed exploration expenditures are targeted at $40 - $50 million. Significant exploration development is planned at Macassa in 2020, including work on a new exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. In addition, development to extend exploration drifts is planned on the 5150, 5705 and 5807 levels mainly in support of drilling to infill and extend the SMC and to evaluate targets at depth along the Amalgamated Break. A total of 270,000 metres of underground and surface drilling is planned at Macassa in 2020, with the primary targets being the SMC, Amalgamated Break and select targets along the Main and ’04 breaks.

•
Corporate G&A expense in 2020 were targeted at $40 - $45 million, higher than FY 2019 guidance of $30 - $35 million and total corporate G&A costs for FY 2019 of $36.3 million, mainly reflecting the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth

ADDITION OF DETOUR GOLD PRODUCTION, UNIT COSTS AND EXPENDITURES TO FULL-YEAR 2020 GUIDANCE

Table 7. Revised Full-Year 2020 Guidance (Reflects Addition of Detour Gold)

($ millions unless otherwise stated)	Macassa	Detour Lake(1)	Holt Complex	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	520 - 540	120 - 140	590 - 610	1,470 - 1,540
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$720 - $740	$790 - $810	$130 - $150	$450 - $470
AISC/ounce sold ($/oz)(2)					$820 - $840
Operating cash costs ($M)(2)					$700 - $720
Royalty costs ($M)					$85 - $90
Sustaining capital ($M)(2)					$420 - $430
Growth capital ($M)(2)					$70 - $80
Exploration ($M)(3)					$150 - $170
Corporate G&A ($M)(4)					$50 - $55

(1)
Production and unit-cost guidance for 2020 as issued in a press release dated December 18, 2019 adjusted for the addition of Detour Gold effective February 1, 2020. The guidance does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 39 of the MD&A for the year ended December 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4)	Includes general and administrative costs. Excludes non-cash share-based payment expense.

As a result of the acquisition of Detour Gold on January 31, 2020, a number of revisions were made to the Company’s FY 2020 guidance. Consolidated production guidance for 2020 is increased from 950,000 - 1,000,000 ounces to 1,470,000 - 1,540,000 ounces. The change reflects the addition of 520,000 - 540,000 ounces from Detour Lake, representing expected production over the 11 months of 2020 following the closing of the Company’s acquisition of Detour Gold on January 31, 2020. Operating cash cost and AISC per ounce sold guidance is increased to $450 - $470 from $300 - $330 previously and $820 - $840 from $570 - $630, respectively. Among other revisions, sustaining capital expenditure guidance increases to $420 - $440 million from $165 - $175 million reflecting the addition of Detour Lake, where all capital expenditures are recorded as sustaining capital. The increase in exploration expenditure guidance reflects the Company’s intention to invest aggressively in exploration drilling at Detour Lake over the next year. Corporate G&A guidance increases to $50 - $55 million from $40 - $45 million previously due to added costs related to the addition of Detour Lake mine.

THREE-YEAR PRODUCTION GUIDANCE

On December 18, 2019, the Company released three-year production guidance for the Macassa and Fosterville mines. Production at Macassa is targeted to increase to over 320,000 ounces by 2022 reflecting initial production from the #4 Shaft and potential production from the planned Macassa surface ramp. Production at Macassa is expected to grow to well over 400,000 ounces beginning in 2023. Production at Fosterville is expected to maintain the strong production levels achieved in 2019 over the next three years as mining continues to advance in the high-grade Swan Zone, with the potential for production to commence from Robbin’s Hill in 2023.

Table 8. Three-Year Production Guidance(1)

	Macassa	Fosterville
2020 (kozs)	240 - 250	590 - 610
2021 (kozs)	240 - 250	550 - 600
2022 (kozs)	320 - 340	550 - 600

(1)	Three-year production guidance does not include any production from Detour Lake, the Holt Complex or Northern Territory.

Macassa: Production at Macassa in 2020 is expected to be similar to 2019 levels, with 2020 guidance of 240,000 - 250,000 ounces.  Production in 2021 is should remain similar to 2020, with significant growth in production expected to commence in 2022 reflecting initial production from the #4 Shaft and potential production from the planned Macassa surface ramp. Production in 2022 is targeted at 320,000 - 340,000 ounces, with production then expected to grow to over 400,000 ounces in 2023.

Fosterville: After achieving substantial growth in 2019 with the ramp up of production from the high-grade Swan Zone, production at Fosterville is expected to sustain levels at 550,000 - 600,000 ounces per year over the next three years. Production guidance for Fosterville includes 590,000 - 610,000 ounces in 2020 and 550,000 - 600,000 ounces in both 2021 and 2022, with the potential existing for a new source of production at Robbin’s Hill commencing in 2023.

Q4 and Full-Year 2019 Financial Results and Conference Call Details
A conference call to discuss the Q4 and 2019 results will be held by senior management on Thursday, February 20, 2020, at 7:30 am ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.klgold.com.

Date:	THURSDAY, FEBRUARY 20, 2020
Conference ID:	3176967
Time:	7:30 am ET
Toll-free number:	(833) 241-7254
International callers:	(647) 689-4219
Webcast URL:	https://event.on24.com/wcc/r/2152312/C7CA1F26C1E84F688BEA79BA11137F0B

Qualified Persons

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Vice President, Technical Services, Eric Kallio, P.Geo, Senior Vice President, Exploration and Ian Holland, FAusIMM, Vice President, Australian Operations. Ms. Vaz, Mr. Kallio and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with target production for 2020 of 1,470,000 – 1,540,000 ounces. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other nonrecurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2018 Annual Information Form and the Company’s MD&A for the period ended December 31, 2018 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often 16 identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine; permitting; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2019 and 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com